

February 25, 2013

Mr. Martin B. Anstice
President and Chief Executive Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

>   **Re: Lam Research Corporation**
>   **Form 10-K for the Fiscal Year Ended June 24, 2012**
>   **Filed August 22, 2012**
>   **File No. 0-12933**

Dear Mr. Anstice:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 24, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Income tax expense, page 28

1.   We note from your income tax disclosures in footnote 15 beginning on page 66 and segment disclosures in footnote 18 beginning on page 73 what appear to be a disproportionate relationship among domestic and foreign revenues, pre-tax income and tax rates. Foreign revenues were approximately 83%, 88% and 91% of total revenues in the past three fiscal years. Foreign pre-tax income was approximately 103%, 80% and

67% of total pre-tax income, foreign taxes were approximately 83%, 22% and 27% of total taxes, and the foreign rate differential in the reconciliation caused a reduction in effective rates of approximately 25%, 27% and 20%, respectively. With a view towards future disclosure, please explain how income tax planning has historically impacted or is reasonably likely to impact future results of operations or financial position. We would expect that disclosure should explain in separate detail the foreign effective income tax rates and their importance in understanding your results of operations. Refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm .

Critical Accounting Policies and Estimates, page 29

2.   Please tell us why you did not consider fair value measurements to be a critical accounting policy, given the Novellus acquisition. Include a discussion of how the fair values for the acquired intangible assets and goodwill, as disclosed on page 71, were determined as part of your response. Refer to Financial Reporting Codification 501.14.

Goodwill and Intangible Assets, page 30

3.   With a view towards future disclosure, please tell us how you determined your reporting units and how goodwill will be allocated among the units for purposes of goodwill impairment testing.

Liquidity and Capital Resources, page 31

4.   Please tell us what consideration you have given to providing disclosures to discuss the potential impact on liquidity associated with the repatriation of undistributed earnings of foreign subsidiaries. As part of your response, please tell us the amount of cash and investments that are currently held by your foreign subsidiaries, the tax impact of repatriating the undistributed earnings of foreign subsidiaries and your current intention with regard to repatriation of such funds. Refer to Item 303(a)(1) of Regulation S-K.

Notes to Consolidated Financial Statements, page 44

Note 18 – Segment, Geographic Information and Major Customers, page 73

5.   In future filings, please provide the revenues from each group of similar products and services, as discussed in Part I, Item 1, or disclose that providing such information is impractical. Provide your proposed disclosure as part of your response. Refer to paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

Form 8-K filed June 4, 2012

6.   We note that you consummated the merger with Novellus on June 4, 2012. You state that the Novellus audited financial statements for the three years ended December 31, 2011 and pro forma information will be filed by amendment to the Form 8-K no later than August 17, 2012. We further note that based on the filing date of the Form 8-K, Rule 3-05 of Regulation S-X would also require interim financial statements as of and for the three months ended March 31, 2012. We note that the annual audited financial statements referred to here were filed on a Form S-4 that was declared effective on March 28, 2012. Finally, we note that you have not filed any amendment to the Form 8-K to provide the financial statements required under Rule 3-05 of Regulation S-X. General Instruction B.3. to Form 8-K states that "If the registrant has previously reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form." Please provide us with your analysis as to whether the information required by Rule 3-05 of Regulation S-X is substantially the same as the information previously provided in connection with the Form S-4. In this regard, please ensure your analysis addresses whether there were any significant subsequent events that would materially affect an investor's understanding of the target company (Novellus).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3761 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief